UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Sierra Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82620P102

(Cusip Number)

12/31/09

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 82620P102	13G	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James C. Holly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 537,376 (includes 12,500 vested options shares) 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 507,376 8 SHARED DISPOSITIVE POWER 30,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,376
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.61%
12	TYPE OF REPORTING PERSON * IN

Schedule 13G

CUSIP No. 82620P102	13G	Page 3 of 4 Pages

Item 1:	(a)	Issuer: Sierra Bancorp

	(b)	Principal Executive Offices: 86 North Main Street, Porterville, CA. 93257

Item 2:	(a)	Person Filing: James C. Holly

	(b)	Address: 86 North Main Street, Porterville, CA. 93257

	(c)	Citizen of the U.S.A.

	(d)	Class of Securities: Common Stock, no par value

	(e)	Cusip #82620P102

Item 3:	N/A

Item 4:	(a)	Total Shares Beneficially Owned: 537,376

	(b)	Percentage of Ownership: 4.61%

	(c)	(i)	Shares with Sole Voting Power: 537,376 (includes 12,500 vested option shares)

		(ii)	Shares with Shared Voting Power: None

		(iii)	Shares with Sole Investment Power: 507,376

		(iv)	Shares with Shared Investment Power: 30,000 (shares held by Holly Farms, LLP)

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6:	N/A

Item 7:	N/A

Item 8:	N/A

Item 9:	N/A

Item 10:	N/A

Schedule 13G

CUSIP No. 82620P102	13G	Page 4 of 4 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

4/15/10
Date

/s/ James C. Holly
Signature

James C. Holly/CEO and Director
Name/Title

Schedule 13G